SEC[illegible] 04017549 [illegible]OMMISSION
[illegible]ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 27 2004 WASH. D.C. 158

SEC FILE NUMBER
8-2671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Helfant Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, 45th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 S. Grand Ave., Suite 2000	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey R. Wong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Helfant Group, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

ROSE LEVINE
NOTARY PUBLIC
JULY 27 2004

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

HELFANT GROUP, INC.
(SEC Identification No. 8-2671)

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

Filed in accordance with Rule 17a-5(e)(3) as a public document.

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
Helfant Group, Inc.:

We have audited the accompanying statement of financial condition of Helfant Group, Inc. (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Helfant Group, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 20, 2004

HELFANT GROUP, INC.

Statement of Financial Condition

December 31, 2003

(Dollars in thousands, except per share amounts)

Assets

Cash and cash equivalents	$	14,967
Securities borrowed		4,378
Exchange memberships, at cost (market value of $6,040)		6,573
Premises and equipment		1,996
Due from affiliates		1,408
Goodwill		26,062
Other assets		4,012
	$	59,396

Liabilities and Stockholders' Equity

Securities loaned	$	4,378
Due to affiliates		1,377
Accounts payable and accrued expenses		6,297
Total liabilities		12,052
8% cumulative voting preferred stock of $802.93 par value. Authorized, issued and outstanding 1,622 shares		1,302
Common stock of $.05 par value. Authorized 200,000 shares; issued and outstanding 81,383 shares		4
Additional paid-in capital		38,780
Retained earnings		7,258
Total stockholders' equity		47,344
	$	59,396

See accompanying notes to financial statements.

(1) Company Background and Summary of Significant Accounting Policies

On January 14, 2002, W & D Securities, Inc. merged with Lawrence Helfant, Inc., and W & D Securities, Inc., which was the surviving entity, was renamed Helfant Group, Inc. (the "Company"). The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. All of the voting preferred stock of the Company is owned by Jefferies Group, Inc. All of the common stock is owned by a sole stockholder who is an officer and director of the Company. The Company's present business primarily consists of performing certain execution services on the New York Stock Exchange (the "NYSE") and other exchanges and electronic marketplaces for Jefferies & Company, Inc. (a subsidiary of Jefferies Group, Inc.) and other financial institutions.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 has been omitted.

(a) Cash and Cash Equivalents

Cash equivalents consist of money market funds and other short-term investments, which are part of the cash management activities of the Company and generally mature within 90 days. At December 31, 2003, such cash equivalents amounted to $14,061,000.

(b) Securities Transactions

Transactions in securities, commission revenues and related expenses are recorded on a trade-date basis.

(c) Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

(d) Securities Borrowed and Securities Loaned

The Company has a securities borrowed and lending matched book business ("Matched Book") in which the Company borrows securities from one party and lends them to another party. When the Company borrows securities, it provides cash to the lender as collateral, which is reflected in the Company's statement of financial condition. The Company earns interest revenues on this cash collateral. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral, which is reflected in the Company's statement of financial condition. The Company pays interest expense on the cash collateral received from the party borrowing the securities. A substantial portion of the Company's interest revenues and interest expense results from the Matched Book activity. The initial collateral advanced or received approximates or is greater than, the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

(e) ***Premises and Equipment***

Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the term of related leases or the estimated useful lives of the assets, whichever is shorter.

(f) ***Goodwill***

The merger of W & D Securities, Inc. and Lawrence Helfant, Inc., which created the Company, was accounted for under Statement of Financial Accounting Standards ("SFAS") No. 141 and SFAS No. 142. In accordance with SFAS No. 142, goodwill resulting from the merger is not amortized and is assessed for impairment at least annually. There was no goodwill impairment recognized by the Company during 2003.

(g) ***Income Taxes***

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) ***New Accounting Standards on Accounting for Asset Retirement Obligations***

SFAS No. 143, Accounting for Asset Retirement Obligations, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company implementation of this Statement effective January 1, 2003 did not have a material impact on the Company.

(i) ***New Amendment of FASB Statement No. 123 on Stock Based Compensation***

Financial Accounting Standards Board ("FASB") No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123", amends FASB No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of FASB No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. On February 5, 2003, the Company announced that it would adopt the fair-value-based method of recording stock-based compensation contained in FASB No. 123, "Accounting for Stock-Based Compensation". The Company implemented this statement in the first quarter of 2003.

(j) ***New Accounting Standards on Derivative Instruments and Hedging Activities.***

Financial Accounting Standards Board ("FASB") No. 149, "*Amendment of Statement 133 on Derivative Instruments and Hedging Activities*", amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB No. 133, "*Accounting for Derivative Instruments and Hedging Activities*". This Statement is generally effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The implementation of this statement did not have a material impact on the financial statements of the Company.

(k) ***New Accounting Standards for Certain Financial Instruments with Characteristics of both Liabilities and Equity.***

FASB No. 150, "*Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*," establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. FASB No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted FASB No. 150 as required in the third quarter of 2003. The adoption of FASB No. 150 did not have a material impact on the financial statements of the Company.

(l) ***New Accounting Standards and Disclosures on Guarantees***

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002. The adoption of FASB Interpretation No. 45 did not have a material impact on the financial statements of the Company.

(m) ***New Accounting Standards on Consolidations***

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities", which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in variable interest entities ("VIEs") created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005.

For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The implementation of FASB interpretation No. 46 did not have a material impact on the Company and FIN 46R is not expected to have a material impact on the Company.

(n) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare this statement of financial condition in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) Income Taxes

The Company's operations are included in the consolidated Federal income tax return of Jefferies Group, Inc. Substantially all income tax liabilities are due to Jefferies Group, Inc. The Company accounts for income taxes on a separate-return basis.

Deferred income taxes are provided for temporary differences in reporting certain items, principally deferred compensation, and give rise to the deferred tax asset of $982,000 included in other assets.

There was no valuation allowance for deferred tax assets as of December 31, 2003. Management believes it is more likely than not that the Company will generate sufficient taxable income in the future to realize the deferred tax asset.

(3) Preferred Stock

In 2003, the Company declared dividends on the 8% cumulative voting preferred stock in the amount of $104,000. Included in due to affiliates are preferred dividends in arrears amounting to $1,341,000.

(4) Employee Benefit Plans

Certain employees of the Company are covered by a defined benefit pension plan sponsored by Jefferies Group, Inc. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Benefits are based on years of service and the employee's career average pay. Jefferies Group, Inc.'s funding policy is to contribute to the plan at least the minimum amount that can be deducted for Federal income tax purposes. The plan assets consist of approximately 60% equities and 40% fixed income securities.

The Company incurs expenses related to various benefit plans of Jefferies Group, Inc. covering substantially all employees, including an Employee Stock Ownership Plan, an Employee Stock Purchase Plan (ESPP) designed to qualify under Section 423 of the Internal Revenue Code (IRC) and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC. The Company also participates in a stock ownership and long-term incentive plan (the "Plan") sponsored by the Jefferies Group, Inc. The Plan allows awards to certain employees in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance award dividend equivalents or other stock based awards.

(5) Related Party Transactions

The Company received execution fees from Jefferies & Company, Inc.

The Company paid administrative service charges to Jefferies & Company, Inc.

The Company received interest income from Jefferies & Company, Inc.

Jefferies & Company, Inc. is the counterparty on all securities borrowed transactions.

Jefferies Partners Opportunity Fund, LLC, Jefferies Partners Opportunity Fund II, LLC, and Jefferies Employees Opportunity Fund, LLC (the "Funds") are the counterparties on all securities loaned transactions. The Company paid interest to the Fund in relation to the securities loaned transactions.

The Company leases one NYSE seat from one officer and director of the Company and two NYSE seats from partnerships in which the same officer and director is a member.

(6) Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution of various customer securities transactions. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

(7) Leases

As lessee, the Company leases certain exchange seats and premises and equipment under noncancelable agreements expiring at various dates through 2011. Future minimum lease payments for all noncancelable operating leases at December 31, 2003 are as follows:

	Gross	Sub-leases	Net
2004	2,549,000	108,000	2,441,000
2005	1,019,000	115,000	904,000
2006	853,000	38,000	815,000
2007	731,000	—	731,000
2008	731,000	—	731,000
Thereafter	1,343,000	—	1,343,000

(8) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2003, the Company had net capital of $9,398,000, which was $9,148,000 in excess of required net capital.